FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	×	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 30, 2012 regarding application for delisting from New York Stock Exchange and certain domestic stock exchanges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date	March 30, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Apply for Delisting from New York Stock Exchange
and Certain Domestic Stock Exchanges

Tokyo, March 30, 2012 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided to apply for voluntary delisting of its shares (including American Depositary Shares, or ADSs) from the New York Stock Exchange, or the NYSE, and the Fukuoka and Sapporo stock exchanges in Japan as follows.

1. Stock exchanges from which Hitachi will delist
Overseas: NYSE
Domestic: Fukuoka and Sapporo

In connection with the delisting from the NYSE, Hitachi intends to file for termination of registration of its ADSs and its reporting obligations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder.

Hitachi intends to maintain its American Depositary Receipt program in the United States, and therefore anticipates that its ADSs will continue to be traded on the U.S. over-the-counter market.  Hitachi’s shares of common stock will continue to be listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan.

2. Reason for delisting
Hitachi listed its ADSs on the NYSE in April 1982 to diversify its means of capital raising, to promote trading of its shares in the United States and to raise the visibility of the Hitachi brand. Since then, Hitachi has complied with the disclosure requirements of U.S. securities laws and regulations and made efforts to enhance voluntary disclosures to assist U.S. shareholders and investors deepen their understanding of Hitachi.  Meanwhile, the securities markets have significantly changed. The changes include (i) a substantial increase in trading in the Japanese stock markets by overseas investors due to internationalization of the Japanese securities markets and (ii) a substantial reduction in the gaps between U.S. and Japanese disclosure requirements and internal control over financial reporting due to a series of amendments to Japanese securities laws and regulations.

Against this backdrop, Hitachi believes that the costs and expenses associated with the continued listing on the NYSE are not economically justified, taking into account the fact that the trading volume of Hitachi’s ADSs on the NYSE accounts for only a small fraction of the total trading volume of Hitachi’s shares.  Therefore, Hitachi decided to apply for voluntary delisting of its ADSs from the NYSE and for deregistration of its ADSs under the Exchange Act to eliminate the associated costs and expenses and thereby promote profitability.

Hitachi concurrently decided to apply for voluntary delisting of its shares of common stock from the Fukuoka and Sapporo stock exchanges in Japan, taking into account the fact that the trading volume of Hitachi’s shares on these exchanges is remarkably low.

3. Schedule
Hitachi plans to file its application with the NYSE in mid-April 2012 and expects to complete, in principle, the delisting ten days after its filing of the application.  Concurrently with the delisting, Hitachi also plans to file for termination of registration of its ADSs and its reporting obligations under the Exchange Act.

Hitachi plans to file its applications with the Fukuoka and Sapporo stock exchanges immediately.  After acceptance of the application by the stock exchanges, the delisting is expected to take effect, in principle, about one month after the date Hitachi’s shares are designated as securities to be delisted.

4. Continuous efforts to maintain and enhance disclosure for investors
Hitachi will continue to disclose financial statements, annual reports and other material documents in English on its website and hold various meetings to brief shareholders and investors in Japan and overseas on its business strategies to ensure that such shareholders and investors will continue to have appropriate information about Hitachi, irrespective of the delisting from the NYSE.  Hitachi will also continue to prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States.

5. Contact information for inquiries regarding Hitachi’s ADSs
Citibank Shareholder Services
Tel: U.S.A 1-877-248-4237 (toll free)
International +1-781-575-4555
E-mail: citibank@shareholders-online.com
Shareholder Service Representatives are available Monday through Friday, from 8:30 a.m. to 6:00 p.m. Eastern Time in the United States.

About Hitachi, Ltd.
Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal

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2010 (ended March , 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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